October 3, 2014

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-15-14

QUATERRA CLOSES SALE OF THREE NON-CORE ASSETS TO FREEPORT-
MCMORAN MINERAL PROPERTIES INC. FOR US$5 MILLION

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced it has closed the transaction selling its US subsidiaries’ interest in three non-core copper and molybdenum assets to Freeport-McMoRan Mineral Properties Inc. (“Freeport”) for US$5 million (the “Purchase Price”), to be paid in tranches as described below. An agreement to sell the assets was announced on September 11, 2014.

Freeport has now acquired Quaterra’s total remaining interests in its Southwest Tintic, Utah and Butte Valley, Nevada copper projects, and its Cave Peak, Texas molybdenum project for US$5 million, payable in tranches. Quaterra has also issued 19 million non-transferable share purchase warrants to Freeport, each such warrant entitling Freeport to purchase one common share of Quaterra at a price of US$0.16 per share for five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches.

Of the US$5 million Purchase Price, US$1 million has been paid upon closing with the balance payable in US$500,000 tranches (subject to adjustment in certain circumstances) every quarter commencing January 1, 2015. The 19 million warrants are exercisable for five years with 20% having vested upon closing and 10% vesting upon each quarterly payment of the Purchase Price. In the event of any failure to pay a quarterly payment of the Purchase Price, any unvested warrants will terminate; conversely, upon any accelerated payment of the balance of the Purchase Price any unvested warrants will vest. The warrants and any shares issued on exercise of the warrants are subject to a 4-month hold period expiring February 4, 2015.

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its US subsidiary’s US-based copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.
For more information please contact:

Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include that Freeport will pay the balance of the Purchase Price. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.